Filed pursuant to 424(b)(3)

SEC File No. 333-108355

CNL INCOME PROPERTIES, INC.

This Sticker Supplement is part of, and should be read in conjunction with, the prospectus dated April 18, 2005 and the prospectus supplement dated January 25, 2006. The Sticker Supplement replaces all prior Sticker Supplements to the prospectus. Capitalized terms used in this Sticker Supplement have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Income Properties” include CNL Income Properties, Inc. and its subsidiaries.

Information as to the number and types of properties for which we have entered into initial commitments to acquire, properties we have acquired and loans we have made is presented as of March 14, 2006, and all references to property acquisitions, commitments and loans should be read in that context. Properties for which we enter into initial commitments to acquire, as well as properties we acquire and loans we make after March 14, 2006, will be reported in a subsequent supplement.

RECENT DEVELOPMENTS

As of March 14, 2006, we own an interest in retail and commercial properties at seven resort villages, one merchandise mart, two waterpark resort properties, one sky lift attraction and have made four loans. We have also committed to acquire one ski attraction and one dealership property. All of the properties we have commitments to acquire or in which we own an interest are, or will be, leased on a long-term basis to either affiliated or third-party tenants and managed by third-party operators which we consider to be significant industry leaders.

On February 28, 2006, we made a $16.8 million loan to Plaza Partners, LLC, which was used to purchase the 399-room Orlando Grand Plaza Hotel & Suite for conversion to a condominium hotel. This is our second loan for a condominium conversion to a company in which the two principals of Plaza Partners, LLC are involved. The first such loan was a $3.0 million facility in September 2005 to another company controlled by these same principals. The property securing the $16.8 million loan is located in Orlando, Florida, on International Drive, within eight miles of Walt Disney World.

On March 1, 2006, the Wolf Partnership closed on the previously announced $63.0 million mortgage financing of two properties owned in a joint venture with Great Wolf Resorts, Inc. According to the terms of the joint venture, we received 70.0% of the loan proceeds, or approximately $44.0 million in cash. In October 2005, we entered into the Wolf Partnership to jointly own, operate, market and lease the waterpark resort and hotel properties known as “Great Wolf Lodge-Wisconsin Dells” in Wisconsin Dells, Wisconsin and “Great Wolf Lodge-Sandusky” in Sandusky, Ohio.

On March 10, 2006, we committed to purchase the Route 66 Harley-Davidson dealership in Tulsa, Oklahoma. The 46,000 square foot facility includes merchandise, parts and service departments, the 4,000 square foot “5 & Diner” restaurant, as well as conference and event facilities. The Harley dealership was named the 2006 Grand Prize Winner among Dealernews Top 100 powersport retailers in the country. The Harley dealership will be acquired in a 100% sale lease back with a purchase price of $6.5 million. We anticipate that we will enter into a twenty year triple-net lease with the current owner of the property. The transaction is expected to close in the second quarter of 2006 following the satisfactory completion of due diligence. There can be no assurance that due diligence will be successfully completed, that the final terms of the acquisition will be satisfactory to our board of directors or that such closing will occur.

On March 10, 2006, we also purchased a $15.0 million mezzanine loan from Column Financial, Inc., in their capacity as lender to Mizner Court Holdings, L.P. Mizner Court Holdings, L.P. is a partnership jointly owned by GEBAM, Inc., a subsidiary of GE Capital, and Stoltz Mizner Court, L.P. The proceeds from the mezzanine loan and a primary loan are being used to acquire an apartment complex in Boca Raton, Florida and convert the complex into condominiums. The short-term loan earns interest at an initial interest rate of LIBOR plus 7.0% per year and requires monthly interest payments.

March 15, 2006	Prospectus dated April 18, 2005

On March 13, 2006, we entered into an agreement to loan $40.0 million to Shorefox Development, LLC. The loan will be used for the development of the infrastructure for an Orvis branded lifestyle community in Granby, Colorado. The loan is structured as a construction loan contemplating that the borrower will make draws against the loan balance. The loan was initially funded with $20.0 million and earns interest at a rate of 13.5% per year. The loan requires interest payments based on an annual percentage rate of 9.5% paid monthly with the remaining 4.0% becoming due and payable upon the loan’s maturity.

Our board of directors declared distributions of $0.0458 per share to stockholders of record at the close of business on January 1, February 1 and March 1, 2006, which will be paid by March 31, 2006.

THE OFFERING

We commenced active operations on June 23, 2004, when the minimum required offering proceeds were received and funds were released to us from escrow. As of February 28, 2006, we had received aggregate offering proceeds totaling $461.6 million (46,190,077 shares) from 15,589 investors in connection with this offering, including $3.6 million (375,225 shares) purchased through our reinvestment plan.

BUSINESS

PROPERTY ACQUISITIONS

The following information updates the section entitled “Business – Property Acquisitions” beginning on page 67 of the prospectus.

GREAT WOLF RESORTS

Great Wolf Waterpark Resorts.

On March 1, 2006, the Wolf Partnership closed on the previously announced $63.0 million mortgage financing of two properties owned in a joint venture with Great Wolf Resorts, Inc. According to the terms of the joint venture, we received 70.0% of the loan proceeds, or approximately $44.0 million in cash. We anticipate using the loan proceeds to make additional acquisitions or loans and for working capital purposes. The loan to the Wolf Partnership carries a fixed-rate of 6.08% and is secured by the 309-suite Great Wolf Lodge-Wisconsin Dells and the 271-suite Great Wolf Lodge-Sandusky and a guaranty of nonrecourse obligations by the joint venture partners. The term of the loan is seven years. The loan is “interest only” for the first three years with principal and interest payments thereafter based on a 30-year amortization. The loan was originated by Citigroup through NSPL, Inc., a loan funding affiliate.

PENDING INVESTMENTS

On March 10, 2006, we committed to purchase the Route 66 Harley-Davidson dealership in Tulsa, Oklahoma. The 46,000 square foot facility includes merchandise, parts and service departments, the 4,000 square foot “5 & Diner” restaurant, as well as conference and event facilities. The Harley dealership was named the 2006 Grand Prize Winner among Dealernews Top 100 powersport retailers in the country. The Harley dealership will be acquired in a 100% sale lease back with a purchase price of $6.5 million. We anticipate that we will enter into a twenty year triple-net lease with the current owner of the property, Route 66 Real Estate, LLC. The transaction is expected to close in the second quarter of 2006. The acquisition of the Harley dealership will follow the satisfactory completion of due diligence. There can be no assurance that due diligence will be successfully completed, that the final terms of the acquisition will be satisfactory to our board of directors or that such closing will occur.

Route 66 Real Estate, LLC acquired the Harley dealership in December of 1998. The dealership was re-branded with Route 66 and a new prototype dealership. Route 66 Real Estate, LLC is owned by Dr. Larry Wofford, a former Professor of Finance and Real Estate at the University of Tulsa.

Leases. Summarized below are the expected lease terms for the Harley dealership. More information relating to this property and its related lease will be provided if and when it is acquired.

PENDING INVESTMENT PROPERTIES

As of March 14, 2006

Property	Estimated purchase price (1)	Lease term and renewal options (2)	Estimated minimum annual rent	Percentage rent (3)
Harley Dealership Property Dealership The property is located in Tulsa, Oklahoma and includes merchandise, parts and service departments, the 4,000 square foot “5 & Diner” restaurant and conference/event facilities	$6,500,000	20 years; 4 – 5 year renewal options	8.5%, increasing every 5 years by 15.0% of the prior 5 years percentage; capped at 15.0%	10.0% of gross revenues in excess of (i) $30,000,000 for the first 10 years, and (ii) $50,000,00 for the remainder of the term of the lease; capped each year at 1.5% above the rate of return on the minimum annual rent for that year

FOOTNOTES:

(1)	Estimated purchase price does not include acquisition costs.

(2)	The lease is expected to be on a triple-net basis.

(3)	Percentage rent will be paid in addition to base rent.

Competition. The Route 66 Harley dealership in Tulsa competes directly with one other Harley dealership and two Honda dealerships. The competing Harley dealership, Myers-Duren Harley-Davidson, is of similar size to the Route 66 Harley dealership, but it does not have a restaurant and its revenues are driven primarily from motorcycle sales and servicing. Nationally, Honda is generally recognized as the biggest Harley-Davidson competitor in the big-twin motorcycle category, a style of motorcycle for which Harley-Davidson is most well-known. “Big-twin” refers to the larger sized V-Twin motorcycle engine which is over 1200cc.

Also competing indirectly with the Route 66 Harley dealership are two Kawasaki dealerships and two Suzuki dealerships, both of which are within 12 miles of Tulsa. There is also a Big Dog Motorcycles dealership in Tulsa that may have some impact on the local market. Big Dog Motorcycles is a relatively new manufacturer that mass produces specialized “custom-look,” big-twin motorcycles.

MORTGAGE LOANS AND OTHER LOANS

The following information should be added to the section entitled “Business – Mortgage Loans and Other Loans,” beginning on page 87 of the prospectus.

On February 28, 2006, we made a $16.8 million loan to Plaza Partners, LLC, which was used to purchase the 399-room Orlando Grand Plaza Hotel & Suite for conversion to a condominium hotel. This is our second loan for a condominium conversion to a company in which the two principals of Plaza Partners, LLC are involved. The first such loan was a $3.0 million facility in September 2005 to another company controlled by the same principals. The property securing the $16.8 million loan is located in Orlando, Florida, on International Drive, within eight miles of Walt Disney World. The loan earns interest at a rate of 15.0% per year and requires interest payments based on an annual percentage rate of 8.75% paid monthly with the remaining 6.25% becoming due and payable upon the loan’s maturity or earlier upon prepayment of the loan or the sale of the condominium hotel units. The term of the loan is 12 months and may be extended by the borrower for up to two additional six-month periods. The loan is collateralized by a first mortgage on the property. Fifty percent of the principal amount of the loan, plus the estimated hard costs to complete the planned renovations of the property, as reduced by all hard costs actually invested in the renovations, are guaranteed by the principals of Plaza Partners, LLC and another entity in which they own interests. The loan may be prepaid at any time, but in no event will we receive less than a 15.0% return. The loan can be accelerated upon failure of the borrower to meet certain specified conversion thresholds or upon default by the principals under loans relating to two other similar projects of the principals, as well as upon the occurrence of other customary events. As of the date of our loan, conversion of the hotel has not commenced and we can provide no assurance that the funds to complete the conversion, which are being provided by the Plaza Partners principals, will continue to be available as needed.

On March 10, 2006, we purchased a $15.0 million mezzanine loan from Column Financial, Inc., in their capacity as lender to Mizner Court Holdings, L.P. Mizner Court Holdings, L.P. is a partnership jointly owned by GEBAM, Inc., a subsidiary of GE Capital, and Stoltz Mizner Court, L.P. The proceeds from the mezzanine loan, in addition to proceeds from an $89.0 million first mortgage loan, are being used to acquire an apartment complex in Boca Raton, Florida and convert the complex into condominiums. The former 450-unit apartment complex was known as Coral Harbor at Broken Sound and has views of the Broken Sound Country Club golf course and adjacent lake. The short-term loan earns interest at an initial rate of LIBOR plus 7.0% per year and requires monthly interest payments. The initial term of the loan is 24 months and has 19 months remaining. The borrower has an option to extend the mezzanine loan term for one year. The mezzanine loan is collateralized by a pledge of all the partnership interests in Mizner Court, LP and is guaranteed as to interest payments, and as to completion, by Morris L. Stoltz II. Mr. Stoltz is one of the founders of Stoltz Brothers, Ltd. Stoltz Brothers, Ltd.’s Florida affiliate, Century 21/Luxury Homes, Inc, is one of the largest residential real estate brokerage companies in Palm Beach County. In addition, Mr. Stoltz has been the sole owner of the Stoltz Florida operating companies since 1995. The first mortgage on the property has priority of payment over our loan in the event of default. The mezzanine loan may be prepaid at any time after May 9, 2006 and can be accelerated upon customary events of default.

On March 13, 2006, we entered into an agreement to loan $40.0 million to Shorefox Development, LLC. The loan will be used for the development of the infrastructure for an Orvis branded lifestyle community in Granby, Colorado. The 1,555 acre site is split by the Colorado River and, when development is completed, is expected to offer a variety of homes to residents as well as hunting, fishing, golf and other outdoor pursuits to its residents and guests. The loan is structured as a construction loan contemplating that the borrower will make draws against the loan balance. Initially, the Orvis loan was funded with $20.0 million and earns interest at a rate of 13.5% per year. The loan requires interest payments based on an annual interest rate of 9.5% paid monthly with the remaining 4.0% becoming due and payable upon the loan’s maturity. The term of the loan is 36 months and may be extended by the borrower for up 12 months. The loan is collateralized by a first mortgage on a portion of the Granby property. The loan is personally guaranteed by the principals of Shorefox Development, LLC until $10.0 million in infrastructure is completed. As security for the loan, we also receive assignment of the borrower’s right to receive the proceeds of certain tax-exempt municipal bonds which Shorefox Development, LLC expects will be issued by a metropolitan district to purchase the borrower’s infrastructure once completed. The value of the municipal bonds is estimated to be approximately $22.0 million. The loan may not be prepaid during the first year. The Orvis loan can be accelerated if the borrower exceeds certain debt thresholds on the property, as well as upon the occurrence of other customary events. No construction has commenced as of the date of our loan and no assurance can be provided that construction will proceed as planned or that the market will continue to support the project as anticipated.

We believe that many of the businesses within our targeted asset classes are experiencing growth opportunities which will require additional investment capital. In order to remain competitive, many businesses will seek to expand their capacity and/or engage in development which provides them with the potential to grow their earnings and market share. One example of an industry where mezzanine or other short-term financing is playing a key role is the hotel/condo conversion market. In recent months, these developers have increased their consideration of short-term financing to bridge the gap between debt and equity funding. This type of financing is similar to debt capital that gives the lender the rights to convert to an ownership or equity interest in the company if the loan is not paid back in time and in full. It is generally subordinated to debt provided by senior lenders such as banks and venture capital companies. As a mezzanine or short-term lender, we expect that we will generally receive a portion of our return during the duration of the loan, with the balance payable upon maturity.

BORROWING

The following information should be read in conjunction with the section entitled “Business – Borrowing,” beginning on page 89 of the prospectus.

On March 1, 2006, the Wolf Partnership closed on the previously announced $63.0 million mortgage financing of two properties owned in a joint venture with Great Wolf Resorts, Inc. According to the terms of the joint venture, we received 70.0% of the loan proceeds, or approximately $44.0 million in cash. We anticipate using the loan proceeds to make additional acquisitions or loans and for working capital purposes. The loan to the Wolf Partnership carries a fixed-rate of 6.08% and is secured by the 309-suite Great Wolf Lodge-Wisconsin Dells and the 271-suite Great Wolf Lodge-Sandusky and a guaranty of nonrecourse obligations by the joint venture partners. The term of the loan is seven years. The loan is “interest only” for the first three years with principal and interest payments thereafter based on a 30-year amortization. The loan was originated by Citigroup through NSPL, Inc., a loan funding affiliate.